Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Rogers Communications Inc. (“Rogers”)

The principal office of Rogers is located at:
333 Bloor Street East
Toronto, Ontario
M4W 1G9

Item 2	Date of Material Change

January 7, 2008

Item 3	News Release

A news release was issued through Canada NewsWire on January 7, 2008.

Item 4	Summary of Material Change

Rogers applied to the Toronto Stock Exchange (“TSX”) to make a Normal Course Issuer Bid, subject to TSX approval, for purchases of its Class B Non-Voting shares through the facilities of the TSX.

Item 5	Full Description of Material Change

See the press release attached hereto as Schedule A for a full description of the material change.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact Bruce M. Mann, Vice President, Investor Relations, at (416) 935-3532.

Item 9	Date of Report

January 14, 2008

Schedule A

 Rogers Communications Announces Application for
Normal Course Issuer Bid

Toronto, Ontario, January 7, 2008 - Rogers Communications Inc. (“Rogers”) announced today that it has applied to the Toronto Stock Exchange (“TSX”) to make a Normal Course Issuer Bid (the “NCIB”), subject to TSX approval, for purchases of its Class B Non-Voting shares (“Class B shares”) through the facilities of the TSX.

The maximum number of Class B shares which may be purchased pursuant to the NCIB is the lesser of 15 million, representing approximately 3% of the number of Class B shares outstanding at December 31, 2007, and that number of Class B shares that can be purchased under the NCIB for an aggregate purchase price of $300 million. The actual number of Class B shares purchased, if any, and the timing of such purchases will be determined by Rogers considering market conditions, stock prices, its cash position, and other factors. As at December 31, 2007 there were approximately 527 million Class B shares outstanding.

The Board of Directors of Rogers has authorized the NCIB because it believes that, at certain times, the purchase of Class B shares may represent an appropriate and desirable use of Rogers’ available funds when, if in the opinion of management, the value of the Class B shares exceeds the trading price of such shares.  Such purchases would provide additional liquidity to shareholders and benefit the remaining shareholders by increasing the value of their equity interest in Rogers.

Purchases under the NCIB are expected to be permitted to commence on or about January 14, 2008 and will terminate on January 13, 2009 or the date upon which the maximum number of Class B shares have been purchased by Rogers pursuant to the NCIB. There cannot be any assurances as to how many shares, if any, will ultimately be acquired by Rogers under the NCIB, and Rogers intends that any shares acquired pursuant to the NCIB will be cancelled. No Normal Course Issuer Bid is proposed to be made for Rogers’ Class A Voting shares.

Any purchases made pursuant to the NCIB will be made in accordance with the rules of the TSX and will be made at the market price of the Class B shares at the time of the acquisition.  Rogers will make no purchases of Class B shares other than open market purchases which may be made during the period that the NCIB is outstanding.  Subject to any block purchases made in accordance with the rules of the TSX, Rogers will be subject to a daily repurchase restriction of 487,710 Class B shares.

About the Company

Rogers Communications is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada's largest wireless provider and the operator of the country's only Global System for Mobile Communications ("GSM") based network.  Through Cable and Telecom we are one of Canada's largest providers of cable television, cable telephony and high-speed Internet access, and are also a full-service, facilities-based telecommunications alternative to the traditional telephone companies. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B), and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

For further information:

Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com;
Dan Coombes, (416) 935-3550, dan.coombes@rci.rogers.com

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